Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

July 17, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Ms. Doris Stacey Gama
Mr. Jason Drory
Ms. Jenn Do
Mr. Kevin Vaughn

Re:	Magenta Therapeutics, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed June 22, 2023

File No. 333-271917

Dear. Ms. Gama, Mr. Drory, Ms. Do and Mr. Vaughn:

This letter is submitted on behalf of Magenta Therapeutics, Inc. (“Magenta”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Magenta’s Amendment No. 1 to Registration Statement on Form S-4 (File No: 333-271917), filed on June 22, 2023 (“Amendment No. 1”), as set forth in the Staff’s letter dated July 6, 2023 (the “Comment Letter”). Magenta is concurrently submitting Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Opinion of Houlihan Lokey to the Magenta Board Material Financial Analyses, page 162

1.

We note your response to our prior comment 10 that Houlihan Lokey identified a sufficient number of companies but may not have included all companies that might be deemed comparable to Dianthus. Please revise your disclosure to state how Houlihan Lokey identified which companies to include and which to exclude in its analysis.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 163 of Amendment No. 2 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

July 17, 2023

Dianthus’ Business

Dianthus’ Pipeline of Next-Generation Complement Therapeutics, page 285

2.

We note your response to our prior comment 17. Please revise your pipeline table so that all your text is legible. We note the text appearing directly below the table is too small to be legible. Also, eliminate the shadow arrows, as they do not reflect the current status of your trials.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the pipeline table on page 285 of Amendment No. 2 to reflect the Staff’s comment.

3.

We note your response to our prior comment 18 and reissue in part. Your revised pipeline table contains a row depicting “Ongoing Discovery Efforts to Identify Additional Active Selective Complement Targets” with no specific program or target identified. Given the early stage of development, it seems premature to highlight your ongoing discovery efforts as a specific row in the pipeline table. Please remove this row from your pipeline table. You may disclose your ongoing discovery efforts elsewhere in your Business section.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the pipeline table on page 285 of Amendment No. 2 to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 373

4.	Please address the following regarding your response to comment 25 in our letter dated June 13, 2023:

•

Tell us how you considered whether the merger should be recorded as an asset acquisition by Dianthus under ASC 805 given the contingent cash flow streams resulting from the sales of certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program.

RESPONSE: Magenta acknowledges the Staff’s comment and respectfully advises the Staff that for purposes of pro forma presentation, in determining the appropriate accounting treatment under ASC 805 “Business Combinations” (“ASC 805”), Magenta concluded that at the effective date of the merger substantially all of its assets are expected to consist of cash and cash equivalents, marketable securities and nominal non-operating assets. Because Magenta’s non-operating assets, other than cash and cash equivalents and marketable securities, will have nominal value upon closing of the merger, Magenta expects to account for the asset acquisition as a reverse capitalization.

With respect to the contingent cash flow streams, which Magenta views as variable consideration, resulting from the April 2023 sales of certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program, it is not probable that this variable consideration will be received by Magenta as the achievement of these milestones is highly susceptible to factors outside Magenta’s influence that are not expected to be resolved for a long period of time, if at all. In particular, this variable consideration is highly susceptible to the actions and judgments of third parties and the buyers and is based on the buyers progressing the in-process research and development assets into clinical trials, and in the case of one of the agreements, to a regulatory milestone and as such, no receivables are recorded on the balance sheet relating to such contingent payments. The value of such contingent cash flow streams is therefore not material to Magenta or the merger.

U.S. Securities and Exchange Commission

July 17, 2023

Magenta also notes that at or prior to the effective time of the merger, Magenta and a rights agent will enter into a Contingent Value Rights Agreement, or the CVR Agreement, pursuant to which Magenta’s stockholders of record as of immediately prior to the effective time of the merger will receive one non-transferable CVR for each outstanding share of Magenta common stock held by such stockholder on such date. Pursuant to the CVR Agreement, each CVR holder will be entitled to rights to receive a pro rata portion of certain proceeds, if any, received by Magenta after the effective time of the merger, which proceeds will include the contingent payments related to the April 2023 asset sales. As of the effective date of the Merger, Magenta does not believe that it has a liability, as the contingent events obligating Magenta to pay Magenta’s stockholders of record are not probable of occurring. Magenta notes that if, following the merger, Magenta were to record a receivable once the variable consideration is not constrained, for the contingent payments resulting from the April 2023 asset sales, it will also record a corresponding liability.

•

Tell us how you evaluated the extent to which the accounting would be different if you accounted for the merger as an asset purchase versus a reverse recapitalization, providing quantification where possible.

RESPONSE: Magenta acknowledges the Staff’s comment and respectfully advises the Staff that if the merger was accounted for as an asset purchase, it would be a reverse asset purchase, with Dianthus as the acquirer, issuing stock for the net assets acquired. The net assets acquired would be recorded at relative fair value, determined in accordance with ASC 820 “Fair Value Measurement” (“ASC 820”). Goodwill is not recognized in an asset acquisition. Under the reverse recapitalization, the net assets of Magenta would be recorded at relative fair value, determined in accordance with ASC 820 with goodwill and intangible assets not recognized. Because as of the effective date of the merger, Magenta expects no intangible assets to be owned, no intangible assets would be recognized. Because substantially all of Magenta’s net assets are expected to consist of cash and cash equivalents and marketable securities with the remaining non-operating assets at the effective date of the merger having nominal value and therefore relative fair value approximates historical cost as such, there would not be a material difference under the reverse recapitalization accounting versus the accounting for a reverse asset acquisition.

•

As part of your response and with a view to revised disclosure, clearly detail how you determined that the intangible assets for the contingent significant future cash flows resulting from the sales of certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program meet the definition of “nominal other assets” in section 1160.2 of the Financial Reporting Manual available on our website. In your response, specifically address your evaluation of these assets in isolation of the Contingent Value Right (CVR) agreement rather than net of the CVR.

RESPONSE: Magenta acknowledges the Staff’s comment and respectfully advises the Staff that Magenta expects there to be no intangible assets related to MGTA-145 or MGTA-45 program candidates, or the MGTA-117 antibodies as of the effective date of the merger, all such assets having been sold to third parties. In addition, any sales of other assets with no carrying amounts, completed to date or that are completed prior to the closing of the merger, if any, would be of only nominal value and result in nominal cash, given the early development stage of such assets. Magenta views the contingent payments related to the April 2023 asset sales to be variable consideration that is fully constrained as of the effective date of the merger.

In response to the Staff’s comment, Magenta has revised the disclosure on page 373 of Amendment No. 2 to clarify this point.

•

Tell us and revise to reconcile the apparent inconsistency in your conclusion to treat the merger as a reverse recapitalization for accounting purposes with the contractual provision on page A-41 that “Magenta has not been and is not currently determined to be a “shell company” as defined under Section 12b-2 of the Exchange Act.”

U.S. Securities and Exchange Commission

July 17, 2023

RESPONSE: Magenta respectfully advises the Staff that Magenta does not meet the SEC’s definition of a shell company because it had significant pre-combination assets and/or activities, including multiple development programs, a robust patent estate and a research and development team, prior to its decision to seek strategic alternatives following its decision to voluntarily pause the development of its lead program, MGTA-117.

As noted above in the response to the first bullet of this comment 4, in determining the appropriate accounting treatment under ASC 805, Magenta concluded that at the effective date of the merger substantially all of Magenta’s assets are expected to consist of cash and cash equivalents, marketable securities with the remaining assets comprised of other nominal non-operating assets. Because Magenta’s assets, other than cash and cash equivalents and marketable securities, will have nominal value upon closing of the merger, Magenta expects to account for the asset acquisition as a reverse recapitalization.

The above treatment is consistent with the views provided in Section 9.015 of KPMG’s Business Combinations Handbook, February 2023, which states (emphasis added): “Even if a public company does not meet the SEC’s definition of a shell company, the public company may have little to no assets (other than cash or cash equivalents) or activities by the time the reverse acquisition is consummated. If the public company’s assets or activities just prior to the reverse acquisition meet the definition of a business, and the private company is the acquirer for accounting purposes, the transaction constitutes a business combination. However, if the assets and activities of the public company are not sufficient to meet the definition of a business, and the private company is the acquirer for accounting purposes, the accounting acquirer would account for this transaction as the acquisition of a group of assets.”

5.	Please address the following regarding your response to comment 26 of our letter dated June 13, 2023:

•

Revise your pro forma presentation to give separate pro forma effect to the April asset sales and CVR liability transactions pursuant to Article 11-1(a)(8) of Regulation S-X. The transactions have occurred and it appears given the nature of the transactions the disclosure would be material to investors.

RESPONSE: In response to the Staff’s comment, Magenta respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial information in Amendment No. 2 to reflect receipt of the upfront consideration of the April 2023 asset sales.

In addition, Magenta respectfully advises the Staff that the CVR Agreement has not yet occurred. However, at or prior to the effective time of the merger the CVR Agreement will be executed and therefore, in response to the Staff’s comment, Magenta has revised the disclosure on pages 375 and 381 of Amendment No. 2 to further clarify this point.

Potential future contingent payments to Magenta of up to $20.0 million under the April 2023 asset sales agreements were not recorded in the unaudited pro forma condensed combined financial information as an asset because Magenta has determined that the achievement of the contingent milestone events are fully constrained pursuant to ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). Magenta respectfully advises the Staff that the corresponding CVR liabilities under the CVR Agreement that will be entered into, were also not recorded, as such liabilities will only be recognized if and when achievement of the milestone events, as defined in the CVR Agreement, becomes probable in accordance with ASC 450 “Contingencies” (“ASC 450”). In response to the Staff’s comment, Magenta has revised the disclosure on pages 375 and 381 of Amendment No. 2 to allow an investor to understand the terms of the contingent milestones to Magenta and corresponding CVR liabilities, and the basis for not including pro forma effects for such items.

U.S. Securities and Exchange Commission

July 17, 2023

•

To the extent you believe the asset sales are not material to Magenta, provide us with your evaluation of the sale transactions in isolation of the CVR agreements, including quantification of the amounts involved.

RESPONSE: Magenta respectfully advises the Staff that revisions were made as indicated in the response to the first bullet of this comment 4.

•

Tell us in detail and revise to clearly describe how Magenta accounted for and valued each of the individual transactions from the April asset sales and CVR liability for accounting purposes in their historical financial statements.

RESPONSE: In response to the Staff’s comment, Magenta assessed the accounting for each of the individual April 2023 asset sales under the guidance contained in ASC 610-20 “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets” (“ASC 610-20”), and ASC 606, as each of the asset sales represents a single identifiable asset that does not meet the definition of a business, individually or collectively. Magenta concluded that the purchasers of the individual April 2023 asset sales are not customers as that term is defined in ASC 606, and therefore accounted for the sales under ASC 610-20. Each of the individual April 2023 sales transactions for certain of Magenta’s in-process research and development assets, which are non-financial assets, included an upfront payment and a contingent payment upon the achievement of either a clinical or regulatory milestone. Magenta will account for income from such transactions in the period Magenta transfers control of each such asset.

Under the guidance of ASC 610-20, Magenta will record income based on the difference between the amount of consideration allocated to each asset and the carrying amount of each asset. Because MGTA-145 and MGTA-45 program candidates and CD117 antibodies used with MGTA-117 were in development, costs related to such program candidates have historically been expensed as incurred and no assets have been recorded on Magenta’s balance sheet. Therefore, gain is not offset by cost of assets because the assets had no carrying value.

The transaction price for each asset sale was determined in accordance with ASC 606, as required by ASC 610-20, which addresses among other things, variable consideration and constraining variable consideration. Magenta determined that the upfront payments totaling $3.3 million represent fixed consideration that is included in the transaction price. The remainder of the potential payments of up to $20.0 million are forms of variable consideration. Magenta estimates the amount of variable consideration using either the expected value method or the most likely amount method. This amount is subject to the constraint that Magenta can only include the probable amount of consideration in the transaction price. Probable is defined as “a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved”.

Magenta considered the two methods for estimating variable consideration and determined the most likely method is appropriate as there is not a range of outcomes but rather only two outcomes in each of the asset sales agreements.

U.S. Securities and Exchange Commission

July 17, 2023

Magenta considered whether the variable amounts are constrained and determined they are as the achievement of these milestones is (a) highly susceptible to factors outside the entity’s influence and (b) not expected to be resolved for a long period of time, if at all. Magenta reached this conclusion based on its assessment of factors in paragraph 606-10-32-12. Variable consideration is highly susceptible to the actions and judgments of third parties and is based on the buyers progressing the in-process research and development assets into clinical trials, and in the case of one of the asset agreements, to a regulatory milestone. For the same reasons, Magenta also concluded that it could not include any amount, even a minimum amount, in the estimate of the consideration. Consequently, Magenta concluded that the estimate of the consideration to be used in the calculation of gain to be recognized is limited to the fixed upfront payments.

In response to the Staff’s comment regarding the CVR Agreement, Magenta has not accounted for a CVR liability in its historical financial statements as Magenta has not yet entered a CVR Agreement and therefore has not incurred any liability under the CVR Agreement. The CVR Agreement will be entered into at or prior to the effective time of the merger. The upfront payments received by Magenta under the April 2023 asset sales will not be part of the CVR Agreement but will be included in Magenta’s cash balance as of the effective time of the merger.

In response to the Staff’s comment, Magenta has revised the disclosure on pages 375, 381 and 386 of Amendment No. 2 to describe how the April 2023 asset sales will be accounted for.

•

We note your statement on page 380 that “As any amounts related to the asset purchase agreements and CVRs are expected to be either not material and/or not probable to be recognized, the agreements were not deemed to be significant and it was determined not to give an effect to these agreements in the unaudited pro forma condensed combined financial information.” To the extent you determine the initial recognition of one or all of these individual transactions will be de minimis because the probability of the receipt (or payment) of the contingent future contractual cash flows is so low as of the date of the transaction together with the cash paid at the time of the sale, clearly disclose that fact, and provide accompanying disclosure of the potential maximum future cash flows along with your assertion as to the probability of receipt (or payment). Clearly identify that your evaluation of the materiality of the asset sales is in isolation from the CVR agreements.

RESPONSE: As noted above in the response to the first bullet of comment 5, Magenta respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial information to reflect receipt of the upfront consideration of the April 2023 asset sales, to describe and quantify the contingent payments related to the April 2023 asset sales, and to clearly disclose that the future contingent payments were not recorded in the unaudited pro forma condensed combined financial information as an asset because Magenta has determined that the achievement of the contingent milestone events are not probable.

***

U.S. Securities and Exchange Commission

July 17, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,
/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Stephen Mahoney, Magenta Therapeutics, Inc.

Marino Garcia, Dianthus Therapeutics, Inc.

William D. Collins, Goodwin Procter LLP

Michael Patrone, Goodwin Procter LLP

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Brendan C. Berns, Gibson, Dunn & Crutcher LLP

Chris W. Trester, Gibson, Dunn & Crutcher LLP